Exhibit 99.2

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	March 31,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$290,056	$315,803
Short-term bank deposits	4,143	4,115
Accounts receivable - trade	398,134	362,839
Prepaid expenses and other current assets	60,488	56,448
Inventories	198,384	182,152

Total current assets	951,205	921,357

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,734	7,888
Funds in respect of employee rights upon retirement	10,570	10,622
Deferred income taxes	40,911	43,157
Equity method investee and other receivables	6,196	5,556

	65,411	67,223

PROPERTY, PLANT AND EQUIPMENT, net	71,010	69,612

OTHER INTANGIBLE ASSETS, net	61,855	68,226

GOODWILL	177,486	177,486

Total assets	$1,326,967	$1,303,904

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	91,926	96,166
Other	116,539	123,510
Deferred income	40,660	37,445

Total current liabilities	265,489	273,485

LONG-TERM LIABILITIES:
Long-term loan, net	56,232	56,117
Liability for employee rights upon retirement	26,167	24,997
Deferred income taxes	12,960	14,536
Other tax liabilities	20,823	22,901

Total long-term liabilities	116,182	118,551

Total liabilities	381,671	392,036

EQUITY:
Share capital	2,409	2,404
Additional paid-in capital	437,632	433,922
Retained earnings	602,812	572,544
Accumulated other comprehensive income	66	252

	1,042,919	1,009,122
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. equity	943,380	909,583
Non-controlling interest	1,916	2,285

Total equity	945,296	911,868

Total liabilities and equity	$1,326,967	$1,303,904

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
Revenues	$250,551	$187,649	$900,856
Cost of revenues	132,642	100,524	475,538

Gross profit	117,909	87,125	425,318

Operating expenses:
Research and development, net	33,595	28,675	125,434
Selling, general and administrative	41,066	33,953	143,363
Gain from the release of AMST earn out payment obligation			(1,471)
Equity in earnings of P.C.B. Solutions L.P (“Frontline”)	(1,529)	(1,050)	(4,524)
Amortization of intangible assets	6,371	5,893	25,006
Transaction cost pending merger with KLA	2,481

Total operating expenses	81,984	67,471	287,808

Operating income	35,925	19,654	137,510
Financial expenses (income) - net	(1,645)	2,006	5,535

Income before taxes on income	37,570	17,648	131,975
Taxes on income	7,671	2,868	1,088

Net income	29,899	14,780	130,887
Net loss attributable to non-controlling interests	(368)	(140)	(1,498)

Net income attributable to Orbotech Ltd.	$30,267	$14,920	$132,385

Basic earnings per share	$0.62	$0.31	$2.76

Diluted earnings per share	$0.61	$0.31	$2.71

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	48,437	47,839	47,989
Diluted earnings per share	49,331	48,768	48,850

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Three months ended		Year ended
	March 31,		December 31,
	2018	2017	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$29,899	$14,780	$130,887
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	11,629	10,651	44,543
Compensation relating to equity awards granted to employees and others - net	3,032	2,218	9,876
Increase (decrease) in liability for employee rights upon retirement, net	1,299	(130)	1,028
Deferred financing costs amortization	115	132	479
Deferred income taxes	11,802	322	(29,241)
Amortization of premium and accretion of discount on marketable Securities, net	38	(333)	167
Equity in earnings of Frontline, net of dividend received	(581)	26	(727)
Other		90	127
Gain from the release of AMST earn out payment obligation			(1,471)
Gain from step up acquisition of a subsidiary			(478)
Decrease (increase) in accounts receivable:
Trade	(35,295)	(27,441)	(36,496)
Other	(4,016)	5,469	(10,568)
Increase (decrease) in accounts payable and accruals:
Trade	(4,240)	(1,146)	24,030
Deferred income	3,215	1,216	8,869
Other	(21,111)	(6,912)	36,845
Increase in inventories	(16,232)	(8,182)	(47,914)

Net cash (Used in) provided by operating activities	(20,446)	(9,240)	129,956

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(5,884)	(4,979)	(24,445)
Purchase of intellectual property			(700)
Proceeds from sale of property, plan and equipment	5		157
investment in bank deposits	(28)	(12)	(3,326)
Purchase of marketable securities		(2,292)	(1,994)
Redemption of marketable securities		1,804	1,004
Acquisition of subsidiary consolidated for the first time			102
Deposits of funds in respect of employee rights upon retirement	(77)	(1,057)	(1,250)

Net cash used in investing activities	(5,984)	(6,536)	(30,452)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loan			(16,364)
Employee share options exercised	683	667	3,884

Net cash provided by (used in) financing activities	683	667	(12,480)

Net (Decrease) increase in cash, cash equivalents and restricted cash	(25,747)	(15,109)	87,024
Cash, cash equivalents and restricted cash at beginning of period	315,803	228,779	228,779

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$290,056	$213,670	$315,803